Dividend and Income Fund
11 Hanover Square
New York, NY 10005

VIA EDGAR

August 20, 2012

Mr. Larry L. Greene
Office of Disclosure and Review
Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re:	Responses to Comments on the Preliminary Proxy Statement of Dividend and Income Fund (SEC File No. 811-08747)

Dear Mr. Greene:

On behalf of Dividend and Income Fund (“Fund”), set forth below are the comments that you provided to Fatima Sulaiman of K&L Gates LLP, by telephone on July 26, 2012, concerning the Fund’s preliminary proxy statement which was filed with the U.S. Securities and Exchange Commission (“SEC”) on July 20, 2012, and the Fund’s responses thereto.  Your comments are set forth in italics and are followed by the Fund’s responses.  Defined terms used but not defined herein have the respective meanings ascribed to them in the preliminary proxy statement.

1.
Comment:  Confirm that the disclosure in the definitive proxy statement when it is mailed to shareholders will meet the type size requirements of Rule 420 under Regulation C of the Securities Act of 1933.

Response:  We confirm that the disclosure in the proxy statement when it is mailed to shareholders will meet the type size requirements of Rule 420 under Regulation C of the Securities Act of 1933.

2.	Comment: Confirm the legal basis for Bexil Advisers providing advisory services to the Fund under the Interim Management Agreement.

Response:  Bexil Advisers is providing advisory services to the Fund under the Interim Management Agreement pursuant to Rule 15a-4(b)(1) under the Investment Company Act of 1940, as amended.

3.
Comment:  Provide additional information about the Midas Family Trust.  We refer you to the American Century no-action letter (February 2, 2012).  Consider the parameters of disclosure provided by American Century in discussing their trust arrangement.

Response:  The Fund has revised the disclosure in the proxy statement to provide additional information about the Midas Family Trust.

4.	Comment: Consider including a discussion of the Waiver Agreement in the “Questions and Answers Regarding the Proposals” section of the proxy statement.

Response:  The Fund has added a discussion of the Waiver Agreement in the “Questions and Answers Regarding the Proposals” section of the proxy statement.

5.
Comment:  On page 2 of the proxy statement, please make more clear that the 6.74% beneficial ownership of Fund shares reported by Bexil Securities LLC, Bexil Corporation, Midas Securities Group, Inc., Winmill & Co. Incorporated, Winmill Family Trust, Thomas B. Winmill, and Mark C. Winmill represents record or beneficial ownership in the same Fund shares.

Response:  The Fund has added disclosure to page 2 of the Proxy Statement that clarifies that the 6.74% beneficial ownership of Fund shares reported by the above entities represents record or beneficial ownership in the same Fund shares.

6.
Comment:  Please add disclosure to the discussion of quorum and adjournment on page 3 of the proxy statement that clarifies the effect of abstentions and broker non-votes on a vote to adjourn the Meeting.

Response:  Pursuant to the Fund’s bylaws, the chairman of the Meeting has the power to adjourn the Meeting from time to time to a date not more than 120 days after the Record Date.  As such, abstentions and broker non-votes will not have an impact on the chairman’s determination to adjourn the Meeting.  The Fund has added disclosure to this effect to page 3 of the Proxy Statement.

7.	Comment: Please change references to the Fund’s “independent auditors” to “independent registered auditors” throughout the proxy statement.

Response:  The Fund has made the requested change.

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The Fund acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its proxy statement; (2) Staff comments or changes to disclosure in response to Staff comments in the proxy statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to the proxy statement; and (3) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please contact Fatima Sulaiman at (202) 778-9082 if you have any questions regarding the foregoing.  Thank you for your attention to this matter.

Sincerely,

/s/ John F. Ramirez

cc:          Thomas B. Winmill, Esq.
R. Darrell Mounts, Esq., K&L Gates LLP
Fatima Sulaiman, Esq., K&L Gates LLP